Filed pursuant to Rule 424(b)(3)
Registration No. 333-134155

PROSPECTUS

HYDROGEN POWER, INC.

(Formerly Equitex, Inc. and
Hydrogen Power International, Inc.)

2,630,838 shares of common stock

This prospectus relates to the resale of 2,630,838 shares of common stock of Hydrogen Power, Inc. held by the selling securityholders listed on page 30 of this prospectus, including 1,741,091 shares of common stock of Hydrogen Power, Inc. that are issuable upon the exercise of certain warrants currently held by the selling securityholders. We will receive no proceeds from the sale of the currently outstanding common stock by the selling securityholders, but will receive proceeds from this offering in the event that any warrants are exercised. If all of the warrants are exercised, Hydrogen Power, Inc. will receive proceeds in an amount up to $5,488,055. The selling securityholders will be offering shares of common stock under this prospectus at markets prices or at other negotiated prices.

Our common stock is listed on the Over the Counter Bulletin Board (OTCBB) under the symbol “HYDP.” On January 30, 2007, the last sale price for our common stock as reported on the Over-the-Counter Bulletin Board (OTCBB) was $1.25 per share.

The shares of common stock offered by this prospectus involve a high degree of risk. See “Risk Factors” beginning on page 10 for a description of some of the risks you should consider before buying any shares of our common stock offered by this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 7, 2007

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission. The registration statement containing this prospectus, including the exhibits to the registration statement, also contains additional information about Hydrogen Power, Inc. and the securities offered under this prospectus. That registration statement can be read at the Securities and Exchange Commission’s website (located at www.sec.gov) or at the Securities and Exchange Commission’s Public Reference Room mentioned under the heading “Incorporation of Certain Information by Reference” on page 36 of this prospectus.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document. Our business, financial condition or results of operations may have changed since that date.

PROSPECTUS SUMMARY

This summary highlights certain information found in greater detail elsewhere in this prospectus. This summary may not contain all of the information that may be important to you. We urge you to read this entire prospectus carefully, including the risks of investing in our common stock discussed under “Risk Factors” and the financial statements and other information that is incorporated by reference into this prospectus, before making an investment decision. In addition, this prospectus summarizes other documents which we urge you to read. All references in this prospectus to “Hydrogen Power,” “we,” “us,” “our” or “our company” refer to Hydrogen Power, Inc. and our consolidated subsidiaries.

The Company

Hydrogen Power, Inc. was organized under the laws of the State of Delaware in 1983 under the name “Equitex, Inc.,” and we elected to become a business development company and be subject to the applicable provisions of the Investment Company Act of 1940 in 1984. Until January 4, 1999, we were a business development company which is a form of closed-end, non-diversified investment company under the Investment Company Act of 1940. A business development company generally must maintain 70% of its assets in new, financially troubled or otherwise qualified companies, known as investee companies, and offers significant managerial assistance to such companies. Business development companies are not subject to the full extent of regulation under the Investment Company Act of 1940. We primarily were engaged in the business of investing in and providing managerial assistance to developing companies that, in our opinion, would have a significant potential for growth. On April 3, 1998, our stockholders authorized us to change the nature of our business and withdraw our election as a business development company, which became effective on January 4, 1999.

Effective December 1, 2001, we acquired all the outstanding common stock of Chex Services, Inc. in exchange for 332,000 shares of our common stock valued at $10,119,000 ($30.48 per share), in a transaction accounted for as a purchase.

In August 2002 we formed a new majority owned subsidiary, Denaris Corporation, to pursue opportunities in stored value card operations. In return for assigning our rights to certain notes receivable as well as the opportunity to acquire certain technological and other information from our subsidiary Key Financial Systems, Denaris agreed to pay us $250,000 in the form of a promissory note as well as 5,000,000 shares of Denaris common stock. As of December 31, 2006, Denaris had 6,500,000 shares of common stock outstanding; therefore, we owned 77% of the outstanding common stock.

On June 7, 2004, a wholly owned subsidiary of Seven Ventures, Inc., a publicly traded company, merged with and into Chex Services. Subsequent to the merger, Seven Ventures changed its name to FastFunds Financial Corporation (“FastFunds” or “FFFC”) and is presently trading on the Over-the Counter Bulletin Board under the symbol “FFFC”. In the merger, we exchanged our 100% ownership of Chex Services for 7,700,000 shares of FastFunds common stock representing approximately 93% of FastFunds’ outstanding common stock immediately following the merger. In addition, we received warrants to purchase 800,000 shares of FastFunds common stock at an exercise price of $0.10 per share, expiring five years from the date of closing. In connection with the merger, FastFunds received $400,000 through the issuance of convertible promissory notes bearing interest at five percent per annum, which were convertible into 4,000,000 shares of their common stock upon the occurrence of certain future events. Unless earlier converted, any outstanding balance of principal and interest was due on April 14, 2007. In June 2004, $100,000 of principal of the convertible promissory notes was converted into 1,000,000 shares of common stock; and an additional $100,000 of principal of the convertible promissory notes was converted into 1,000,000 shares of common stock in August 2004. In May 2006, we,

FastFunds and the holder of the remaining $200,000 of convertible notes entered into a settlement agreement whereby we issued 180,000 shares of our common stock. As of December 31, FastFunds has 15,580,959 shares of common stock outstanding; therefore, we owned approximately 80% of FFFC’s common stock as of that date.

On December 22, 2005, FFFC and Chex entered into an Asset Purchase Agreement (the “APA”) with Game Financial Corporation (“Game”), pursuant to which FFFC and Chex agreed to sell substantially all the assets of Chex (the “Asset Sale”). On January 31, 2006, FFFC and Chex completed the Asset Sale for $14 million pursuant to the APA. Additionally, FFFC and Chex entered into a Transition Services Agreement (the “TSA”) with Game pursuant to which FFFC and Chex agreed to provide certain services to Game to ensure a smooth transition of the sale of the cash access financial services business. We agreed to serve as a guarantor of FFFC’s and Chex’s performance obligations under the TSA, which has since expired.

On January 2, 2007, pursuant to the terms of a Redemption, Stock Sale and Release Agreement (the “Redemption Agreement”) by and between us and FFFC, FFFC (i) redeemed 8,917,344 shares of FFFC common stock held by us, (ii) acquired from us an aggregate of 5,000,000 shares of common stock of Denaris Corporation, a Delaware corporation (“Denaris”), (iii) acquired from us an aggregate of 1,000 shares of common stock of Key Financial Systems, Inc., a Delaware corporation (“Key Financial”), and (iv) acquired from us an aggregate of 1,000 shares of common stock of Nova Financial Systems, Inc., a Delaware corporation (“Nova Financial”). Denaris was our majority owned subsidiary, and Key Financial and Nova Financial were our wholly owned subsidiaries. Each of Denaris, Nova Financial and Key Financial are inactive entities with no operating or intellectual property assets. The shares of common stock of each entity transferred by us pursuant to the Redemption Agreement constituted all of our holdings in each entity. In consideration of the redemption and acquisition of the shares of Denaris, Key Financial and Nova Financial, FFFC released us from all outstanding payment obligations of ours to FFFC, including obligations under a Secured Promissory Note dated March 14, 2006 in favor of FFFC in the principal face amount of $5,000,000 (the “FastFunds Note”). The outstanding balance on the FastFunds Note, including principal and interest accrued, as of the date of the Redemption Agreement was $5,402,398. We received an fairness opinion from an unaffiliated third party with respect to this transaction.

Immediately after the closing of the transactions contemplated by the Redemption Agreement, we continue to hold 3,500,000 shares of FFFC, constituting approximately 52.5% of the outstanding capital stock of FFFC. So long as we hold 10% or more of the outstanding equity or voting interest in FFFC, we have agreed to vote our shares of capital stock of FFFC in the same manner and proportion as other stockholders of FFFC vote their shares. As of January 2, 2007, FFFC also held 1,541,858 shares of our common stock. Pursuant to the Redemption Agreement, FFFC and the Company each provided the other certain registration rights relating to the common stock of such party held by the other party.

On February 28, 2006, we (then known as “Equitex, Inc.”) held a special meeting of shareholders at which two proposals were ratified authorizing the acquisition (the “Acquisition”) of Hydrogen Power, Inc. (“Old HPI”) by EI Acquisition Corp., a newly formed subsidiary of the Company, as well as certain related common stock issuances. Effective March 14, 2006, pursuant to an Agreement and Plan of Merger and Reorganization as amended (the “Merger Agreement”), Old HPI merged with and into EI Acquisition Corp., with EI Acquisition Corp. (renamed Hydrogen Power, Inc.) surviving the merger as a wholly owned subsidiary of the Company.

Pursuant to the terms of the Merger Agreement, we issued to the former shareholders of Old HPI 2,338,990 shares of our common stock and have reserved 132,122 shares of our common stock to be issued upon exercise of options to purchase 1,550,000 shares of Old HPI common stock outstanding immediately prior to the time of the merger. These shares represented approximately 29% of our common shares outstanding of 8,627,779 on the date of issuance.

Pursuant to a Share Exchange Agreement dated December 5, 2005 with a stockholder of Old HPI, Aton Select Fund Limited (“Aton”), immediately prior to the effective time of the merger, we held 850,000 shares of Old HPI common stock that we obtained from Aton in exchange for our issuance to Aton of 700,000 shares of common stock. The Share Exchange Agreement was contemplated in the Merger Agreement.

As a result of this transaction, the total number of shares issued by us in the Acquisition equaled 40% of the outstanding shares of our common stock immediately prior to the effective time of the merger including (i) those issued to Aton in the Share Exchange Agreement described above, (ii) the 2,338,990 shares issued in the Acquisition, as well as (iii) the 132,122 shares reserved for issuance in connection with outstanding Old HPI warrants.

As part of the Acquisition, we also issued to the former stockholders of Old HPI 300,000 shares of our Series L Preferred Stock (the “Preferred Stock”). The Preferred Stock is convertible into common stock of the Company in three tranches of 100,000 shares each (referred to as the L-1, L-2 and L-3 Preferred Stock, respectively), on the 180th, 270th and 360th day following closing of the merger, respectively; each tranche is convertible into 40% of our common stock outstanding on the respective date of conversion. The conversion of the Preferred Stock is subject to the achievement by HPI of certain performance benchmarks as defined in the Certificate of Designation of Series L Preferred Stock, including HPI’s use of its hydrogen technology to develop prototype generators, with marketable value, for various micro and portable power applications and for various macro power applications such as fuel cells and internal combustion engines. The successful achievement of these benchmarks, and thus the conversion of the Preferred Stock, shall be determined by us in our sole discretion. In the event all three series of Series L Preferred Stock are converted into our common stock, the former stockholders of Old HPI would own approximately 69% of our common stock on a post-transaction basis (assuming that we do not, prior to the conversion of the L-3 Preferred Stock, issue any additional shares of common stock other than pursuant to conversion of the Series L Preferred Stock).

On January 3, 2007, we issued an aggregate of 12,594,622 shares of our common stock (with an additional 711,431 shares reserved for issuance upon the exercise of outstanding options) to holders of two tranches of the Company’s Series L Convertible Preferred Stock (L-1 and L-2) upon conversion of 100,000 shares of L-1 and 100,000 shares of L-2 Convertible Preferred Stock.

With the satisfaction of the benchmarks for the L-1 and L-2 determined by our board of directors to have been met, we issued 4,988,646 shares of common stock (with an additional 281,793 shares reserved for issuance upon the exercise of outstanding options) upon conversion of the L-1 shares (with the reserved shares, constituting an amount equal to 40% of the shares of our common stock outstanding (on a pre-conversion basis) on September 10, 2006, the 180th day following closing) and 7,605,976 shares of common stock (with an additional 429,638 shares reserved for issuance upon the exercise of outstanding options) upon conversion of the L-2 shares (with the reserved shares, constituting an amount equal to 40% of the shares of our common stock outstanding (on a pre-conversion basis) on December 9, 2006, the 270th day following closing). Of the shares of common stock authorized for issuance upon conversion of the L-1 and L-2 Preferred Stock, an aggregate of 22,949 shares of common stock were issued to persons who were appointed as officers and directors of the Company on January 2, 2007 (as discussed below), with an additional 367,191 shares held in reserve for issuance upon the exercise of outstanding options held by such individuals.

Immediately following the conversion of the Series L-1 and L-2 Preferred Stock into common stock on January 3, 2007, the former shareholders of Old HPI held an aggregate of 14,933,612 shares of our common stock, constituting approximately 54.1% of our outstanding common stock. The former majority shareholder of Old HPI, Global Hydro Fuel Technology, Inc., currently holds approximately 49.3% of our outstanding common stock. Additionally, former optionholders of Old HPI hold options to purchase an aggregate of 843,553 shares of our common stock. The former shareholders and optionholders of Old HPI also collectively hold 100,000 shares of L-3 Convertible Preferred Stock, convertible pursuant to the terms of the Certificate of Designation.

Coinciding with the conversion of the Series L-1 and L-2 Preferred Stock, we appointed four new directors to the Company, James Diffendorfer, John Martin, Virendra Chaudhary and Gurinder Dilawari. As part of an intended change-in-direction of the Company to pursue a business plan relating to the use of hydrogen power as an alternative energy source, Russell Casement, Aaron Grunfeld and Joseph Hovorka, resigned from their positions as members of the Company’s board of directors effective December 30, 2006.

On January 2, 2007, Mr. Henry Fong, the sole remaining director of the board, appointed James Diffendorfer, John Martin, Virendra Chaudhary and Gurinder Dilawari as new directors, each of whom accepted their appointments effective the same date. Additionally, on January 2, 2007, Mr. Fong appointed John J. Martin as our Chief Executive Officer and President, Michael W. Hines as our Chief Financial Officer, and James G. Matkin as Special Counsel to the board of directors, each appointment effective upon Mr. Fong’s resignation as our President and Treasurer. Subsequent to the appointment of the new officers and directors as referenced above, on January 2, 2007, Mr. Fong resigned as a director of the Company and from his positions as our President and Treasurer.

Mr. John J. Martin, 58, is a graduate of Yale University. Mr. Martin served as a director of Old HPI from its inception in September 2004 until its merger with the Company in March 2006. Mr. Martin has been employed as an Engineering Manager with URS Corporation, a world renowned engineering firm with 25,000 employees, since 1998. URS Corporation services several long-term contracts with the Federal Government and the U.S. Defense Department. Mr. Martin is a registered engineer located in the State of Washington and is the director of engineering of HPI.

Mr. James H. Diffendorfer, 65, has served as an engineer and operations manual editor at the Boeing Company in Seattle, Washington from 1996 to present. Mr. Diffendorfer served as a director of Old HPI from its inception in September 2004 until its merger with the Company in March 2006. Mr. Diffendorfer graduated from the USAF Academy with a Bachelors of Science degree in Engineering, and a degree in Astronautical Engineering from the US Air Force Institute of Technology. He earned a Masters Degree in Business Administration from the New Mexico Highlands University.

Mr. Virendra Chaudhary, 59, has served as an Associate Technical Fellow Mathematics and Engineering with the Boeing Company from January 1997 to the present, and prior to that served in various capacities with Boeing since May 1985. Mr. Dilawari received a B. Tech degree in Civil Engineering at the Indian Institute of Technology in Kanpur, India, and M.S.C.E. and Ph.D degrees in Structural Engineering from West Virginia University in Morgantown, West Virginia.

Mr. Gurinder Dilawari, 49, has since September 2004 served as a consultant for Vibgyor Investments Inc., a Vancouver, British Columbia based corporation which acts as a consultant to small businesses in the area of retail sales and mechanical engineering. From 1995 to August 2004, Mr. Dilawari worked with Imperial Oil in North Vancouver, British Columbia. Mr. Dilawari received a degree in Mechanical Engineering from IndoSwiss in India.

Mr. James Matkin, 64, served as the Executive Chairman of Old HPI from September 2004 until its merger with the Company in March 2006, and has continued to serve the Company as counsel to the Company since that time. Mr. Matkin was the chief executive officer of the Law Society of British Columbia from 1998 to 2005. He served as a member of the board of directors of GT Group Telecom Inc., a leading telecommunications service provider, from 1997 to 2002. Mr. Matkin previously founded Juricert Inc., a provider of PKI and authentication services for internet commerce, while chief executive officer of the Law Society. Juricert is a private company wholly owned by the Law Society of British Columbia. Mr. Matkin is a director of Global Hydrofuel Technologies Inc., a significant shareholder of the Company. Mr. Matkin obtained a Master of Laws from Harvard University and a Bachelor of Laws from the University of Alberta. Mr. Matkin also holds a Bachelor of Arts Degree from the University of Alberta. Mr. Matkin was a director of the Bank of Canada from 1992 to 1995, a director of ITT Canada in 1990 and a director of the British Columbia Workers Compensation Board from 1990 to 1993.

As part of the Acquisition, we also issued warrants to purchase up to 1,600,000 shares of $0.01 par value common stock at $3.00 per share in exchange for outstanding warrants to purchase an equivalent number of shares of Old HPI common stock.

In July and September 2005, we loaned to Old HPI an aggregate of $3,000,000 to be used for the exploitation and commercialization of HPI’s technology. Pursuant to the Fifth Amendment to the Merger Agreement, dated March 10, 2006, we agreed to forgive payment of the $3,000,000 and accrued interest as a condition of closing. Additionally, we utilized the proceeds of the Note as described below as a contribution of capital to Old HPI, which proceeds were transferred to Old HPI at closing.
HPI, a Seattle-based company, was organized under the laws of the State of Delaware in December 2003, which has sub-licensed a patented technology for the United States, South America, Mexico and Canada, which was developed at the University of British Columbia for producing hydrogen gas in a process called “Hydrogen Now™.” The term of the sub-license pursuant to which HPI has its rights to the Hydrogen Now technology, as well as the license pursuant to which HPI’s sub-licensor has its rights to the technology, expires on the date on which the last patent covered by the sub-license and license expires, which is currently no sooner than February 2021.

As a condition to the Merger Agreement, we were required to make a $5 million contribution of capital to Old HPI, which proceeds were transferred to Old HPI at closing. On March 14, 2006, we, together with FFFC, entered into a Secured Promissory Note (“Note”), Stock Pledge Agreement (“Pledge”) and Profit Participation Agreement through which FFFC loaned us $5 million. As described above, upon execution of the Redemption Agreement, FFFC released us from all of our outstanding payment obligations to FFFC, including obligations under the FastFunds Note.

On September 25, 2006, we filed a Certificate of Ownership with the Secretary of State of the State of Delaware pursuant to which Old HPI, the Company’s wholly owned subsidiary, merged with and into the Company with the Company remaining as the surviving corporation to the merger. In connection with that merger, and as set forth in the Certificate of Ownership, the Company changed its corporate name to “Hydrogen Power, Inc.” and shall hereinafter be referred to as the “Company” or Hydrogen Power.

From time to time we evaluate opportunities for strategic investments or acquisitions that would complement our current services and products, enhance our technical capabilities or otherwise offer growth opportunities. As a result, acquisition discussions and, in some cases, negotiations may take place and future investments or acquisitions involving cash, debt or equity securities or a combination thereof may result.

Recent Developments

The following is a summary of other recent developments regarding the Company since the year ended December 31, 2005.

Delisting From Nasdaq Stock Market

On March 17, 2006, we received a Nasdaq Staff Determination letter indicating that the Company failed to comply with certain requirements for continued listing set forth in Marketplace Rule 4340(a) and that our securities are subject to delisting from The Nasdaq Capital Market. Under Marketplace Rule 4340(a), “an issuer must apply for initial inclusion following a transaction whereby the issuer combines with a non-Nasdaq entity, resulting in a change of control of the issuer and potentially allowing the non-Nasdaq entity to obtain a Nasdaq Listing”. The Nasdaq Staff Determination concluded that the Company’s recent acquisition of HPI is a “reverse merger”, as defined for Nasdaq listing purposes, and, to avoid delisting, the Company was required to submit an initial listing application and meet the initial listing criteria on The Nasdaq Capital Market in accordance with the referenced Marketplace Rule. Under Marketplace Rule 4340(a), “an issuer must apply for initial inclusion following a transaction whereby the issuer combines with a non-Nasdaq entity, resulting in a change of control of the issuer and potentially allowing the non-Nasdaq entity to obtain a Nasdaq Listing.” As such, the Company was required to submit an initial listing application and meet the initial listing criteria on The Nasdaq Capital Market in accordance with the referenced Marketplace Rule.

We filed an initial listing application with The Nasdaq Stock Market on March 9, 2006. Additionally, on March 23, 2006, we exercised our right to appeal the delisting of the Company’s securities by The Nasdaq Stock Market to a Listing Qualifications Panel, which granted the Company’s request to remain listed, through May 31, 2006, while the Nasdaq Staff worked to complete its review of the Company’s listing application.

On May 19, 2006, the Company notified Nasdaq that it was withdrawing its listing application with the Nasdaq Stock Market. On May 19, 2006, the Company received notification from Nasdaq that its securities would be delisted from the Nasdaq Stock Market effective May 23, 2006. Currently, the Company’s common stock is listed on the Over the Counter Bulletin Board under the trading symbol “HYDP.”

Settlement with MBC Global

On May 10, 2006, we entered into a Settlement Agreement with MBC Global, LLC, an Illinois limited liability company, and certain of its affiliates, pursuant to which we settled all potential claims and obtained a corresponding general release from such other parties, all of whom were holders of certain promissory notes originally issued by FastFunds Financial Corporation in connection with its June 7, 2004 merger transaction with Chex Services, Inc. Under the Settlement Agreement, we agreed to issue the former note holders an aggregate of 180,000 shares of our common stock, all of which are subject to the terms of a Stock Sale and Lock-Up Agreement dated as of May 10, 2006 restricting the resale of the common shares. In addition, we entered into a Registration Agreement with the persons who received shares of our common stock pursuant to the terms of the Settlement Agreement. Under the Registration Agreement, we are obligated to file a registration statement covering the resale of their common shares on or prior to May 15, 2006 and cause that registration statement to be declared effective by the SEC on or prior to June 26, 2006. Given the registration statement was not declared effective prior to that date, we are subject to monetary penalties of up to $4,000 for the first thirty days following such date, up to $6,000 for days 31 to 60, and up to $8,000 for each 30 day period thereafter. The registration statement of which this prospectus is a part covers the resale of those shares, as required under the Registration Agreement.

Change in Name

On May 22, 2006, the Company filed a Certificate of Ownership with the Secretary of State of the State of Delaware pursuant to which Hydrogen Power International, Inc., the Company’s wholly owned subsidiary, merged with and into the Company with the Company remaining as the surviving corporation to the merger. In connection with that merger, and as set forth in the Certificate of Ownership, the Company changed its corporate name to “Hydrogen Power International, Inc.”

On September 25, 2006, the Company filed a Certificate of Ownership with the Secretary of State of the State of Delaware pursuant to which Hydrogen Power, Inc., the Company’s wholly owned subsidiary, merged with and into the Company with the Company remaining as the surviving corporation to the merger. In connection with that merger, and as set forth in the Certificate of Ownership, the Company changed its corporate name to “Hydrogen Power, Inc.”

Other Agreements and Actions Related to Our Change in Direction

In contemplation of the Redemption Agreement described under “The Company” above, on December 29, 2006, we obtained the consent of Whitebox Hedged High Yield Partners LP (“Whitebox”) and Pandora Select Partners LP (“Pandora”; together with Whitebox, the “Lenders”) to complete the transactions contemplated by the Redemption Agreement. Contemporaneously with receipt of the consent, we entered into an Note and Security Amendment Agreement dated December 29, 2006 with the Lenders, pursuant to which we agreed to amend certain terms of a Convertible Secured Promissory dated March 8, 2004 in favor of Whitebox in the principal amount of $2,000,000 and a Secured Promissory Note dated March 8, 2004 in favor of Pandora in the principal amount of $3,000,000 (together, the “2004 Notes”) to increase the interest rate applicable to the 2004 Notes from 7% per annum to 10% per annum and the default interest rate from 10% to 13%. Also on December 29, 2006, we paid (i) Whitebox an aggregate of $301,918.67 in satisfaction in full of our payment obligations under a Secured Promissory Note dated September 15, 2005 in favor of Whitebox and (ii) Pandora an aggregate of $452,674.20 in satisfaction in full of our payment obligations under a Secured Promissory Note dated September 15, 2005 in favor of Pandora.

Effective on December 29, 2006, we entered into a Consulting Agreement (the “Consulting Agreement”) with HF Services LLC (“HF Services”). HF Services is owned by Henry Fong, who at the time the agreement was entered into was a director of the Company, and Thomas Olson, the Secretary of the Company. Pursuant to the Consulting Agreement, HF Services will assist us with corporate and securities matters, including without limitation assisting us with our compliance with applicable securities rules and regulations. The term of the Consulting Agreement is one year. In consideration of such consulting services, we agreed to pay HF Services a consulting fee of $20,000 per month.

Also effective on December 29, 2006, we entered into a Letter Agreement (the “Letter Agreement”) with Henry Fong, at the time a director of the Company, Gulfstream Financial Partners, LLC (“Gulfstream”) and Beacon Investments, Inc. (“Beacon”). Gulfstream and Beacon are each wholly owned by Mr. Fong. Pursuant to the Letter Agreement, we agreed to issue Mr. Fong 100,000 shares of our common stock and pay Mr. Fong $200,000 in full satisfaction of certain obligations we had to Mr. Fong, Gulfstream and Beacon which aggregated approximately $653,500 as of December 29, 2006. With respect to the payment of $200,000, the Company paid Mr. Fong $162,500 in cash and issued a promissory note in the principal amount of $37,500 (the “Fong Note”) to Mr. Fong for the remainder. The Fong Note is payable in full on March 31, 2007, and accrues interest at a rate of 7% per annum.

As a part of the foregoing transactions, the Company paid an aggregate of $175,000 to certain of its employees and consultants in the form of severance and termination payments in consideration of services rendered by such persons to the Company and a release of claims of such persons against the Company. Included in the $175,000 in cash paid by the Company, $71,000 was paid to Thomas Olson, who remains as Secretary of the Company, pursuant to his termination as an employee of the Company, and $36,000 was paid to Barry Hollander, who as of January 1, 2007, serves as the acting President of FastFunds, pursuant to the termination of his consulting arrangement with the Company.

Indemnity Policy

In consideration of the services provided to us by our past and present officers and directors, and to assist us in our future endeavors to induce qualified persons to serve as officers and directors of the Company, effective December 29, 2006, the board adopted an Indemnity Policy setting forth the terms of certain indemnification rights we have determined to provide our past and present officers and directors.

FastFunds Letter of Intent to Acquire Industrial Systems, Inc.

On January 31, 2006, FastFunds announced that it has executed a letter of intent to acquire Industrial Systems, Inc. (“ISI”). ISI, founded in 1991 and based in Delta, Colorado, provides turn-key engineering procurement and construction services to the mining, energy and natural resources industries throughout the United States. The letter of intent calls for FastFunds to acquire 100% of the outstanding securities of ISI in an all stock tax-free transaction. While specific details are being negotiated as part of a definitive agreement, terms of the letter of intent call for the stockholders of ISI to own approximately 65% of the Company’s common stock at closing of the transaction; with the potential to earn an estimated additional 6% based on post-closing incentives. Completion of the transaction is subject to further due diligence by each party, negotiation and execution of a definitive agreement, and other customary pre-closing conditions; and is anticipated to occur approximately 60 days from the announcement date.

As a holding company, from time to time we evaluate opportunities for strategic investments or acquisitions that would complement our current services and products, enhance our technical capabilities or otherwise offer growth opportunities. As a result, acquisition discussions and, in some cases, negotiations may take place and future investments or acquisitions involving cash, debt or equity securities or a combination thereof may result. Hydrogen Power, Inc. maintains its principal office at 1942 Westlake Avenue, Suite 1010, Seattle, Washington 98101. You can reach us by telephone at (206) 448-5073.

The Offering
Common stock offered (1)	2,630,838 shares

Common stock outstanding before offering (2)	28,092,978 shares

Common stock outstanding after offering (3)	29,834,069 shares

Trading symbol (OTCBB)	HYDP

(1) Includes 1,741,091 shares of common stock issuable upon the exercise of certain common stock purchase warrants.

(2) Represents shares of our common stock outstanding as of January 30, 2007. Does not include: (a) shares of our common stock reserved for issuance under various stock option agreements, including those issued under our 2003 and 2005 Stock Option Plans, and certain additional options issued to certain directors and executive officers outside of these plans; or (b) shares of our common stock reserved for issuance under outstanding warrants not included in this registration statement.

(3)  Assumes the exercise of all warrants included in footnote 1.

RISK FACTORS

Before deciding to invest in our common stock, you should carefully consider each of the following risk factors and all of the other information set forth in this prospectus. The following risks could materially harm our business, financial condition or future results. If that occurs, the trading price of our common stock could decline, and you could lose all or part of your investment.

RISKS ASSOCIATED WITH OUR COMPANY AND HISTORY:

We had a net loss in 2003, 2004, 2005 and the nine months ended September 30, 2006, and we do not anticipate we will be profitable in 2006 as we continue to develop our hydrogen technology.

We incurred a net loss of approximately $8.8 million (a net loss applicable to common stockholders of approximately $9.5 million) for the year ended December 31, 2005, as compared to a net loss of approximately $7.5 million (a net loss applicable to common stockholders of approximately $7.7 million) for the year ended December 31, 2004, and a net loss of approximately $4.6 million (a net loss applicable to common stockholders of approximately $5.2 million) for the year ended December 31, 2003. In addition, we had a net loss of approximately $6.2 million (a net loss applicable to common stockholders of approximately $8.0 million) for the nine months ended September 30, 2006 (unaudited), compared to a net loss of approximately $8.1 million and net loss applicable to common stockholders of approximately $8.5 million for the nine months ended September 30, 2005 (unaudited). We anticipate further losses for the year ended December 31, 2006 as we continue to develop our hydrogen generation technology. There is also no assurance we will be profitable in the years ending December 31, 2007 or 2008.

We presently have no sources of operating income unless and until we develop commercially viable products or we provide for other capital sources the nature of which could be detrimental to our current shareholders.

With the sale by FastFunds and Chex of substantially all of their operating assets, we no longer have an interest in any income generating operations. While we provided $8 million to HPI in connection with the recent acquisition, such amount may not provide working capital sufficient for us to develop and market any commercially viable products or services. If we cannot develop commercially viable products or services as presently contemplated, and if we do not develop other future business opportunities, the lack of revenue-generating operations would likely require us to find other sources of income for our Company. In this regard, we may not be able to locate and successfully close on other sources of funds in the future, if necessary. Even if available, the cost and nature of any funds may not be on terms favorable to our current stockholders.

We are subject to Sarbanes-Oxley and the reporting requirements of federal securities laws, which are expensive.

As a public reporting company, we are subject to the Sarbanes-Oxley Act of 2002, as well as the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and other federal securities laws. The costs of compliance with the Sarbanes-Oxley Act will add significant cost to our preparing and filing annual and quarterly reports, proxy statements and other information with the SEC, and furnishing audited reports to stockholders.

RISKS ASSOCIATED WITH OUR SECURITIES:

Our common stock is quoted for trading on the Over the Counter Bulletin Board, which could limit the ability of our stockholders to sell our common stock at prices and at times they believe appropriate.

Our common stock is currently traded on the Over the Counter Bulletin Board (OTCBB), which is an electronic over-the-counter quotation service. Securities quoted on the over-the-counter bulletin board and pink sheets are only rarely covered by securities analysts. In addition, these quotation and trading systems generally involve a slower flow of bid, ask and sales information and fewer market making broker-dealers, which factors typically result in lower prices for quoted securities. As a result, our stockholders may have difficulty selling their shares of our common stock at times and at prices they believe appropriate.

The conversion of outstanding preferred stock and the exercise of options and warrants, at prices below the market price of our common stock could cause a decrease in the market price of our common stock.

On August 25, 2005, we issued 3,055 shares of Series K preferred stock in exchange for all of our previously outstanding Series G preferred stock and Series I preferred stock (for which there were approximately $3,055,000 in redemption value plus unpaid dividends). As of January 30, 2007, all 3,055 shares of our Series K preferred stock had been converted into 2,577,153 shares of our common stock. The conversion of our outstanding preferred stock into an indeterminable number of shares of our common stock as illustrated below, and the exercise of options and warrants into a maximum of 3,915,242 shares of our common stock at the currently applicable weighted-average exercise price of approximately $3.37 per common share, may be below the market price of our common stock at the time such securities are exercised and converted.

Depending on the number of shares outstanding and the market price of our common stock at the time of the conversion or exercise of these convertible securities, any issuance of common stock upon conversion or exercise at then-below-market prices may cause a decrease in the market price of our common stock.

Our stockholders may experience significant dilution upon the conversion of our outstanding preferred stock.

Series L Preferred Stock

As part of our acquisition of Old HPI, we issued to the former stockholders of Old HPI 300,000 shares of Series L Preferred Stock (the “Preferred Stock”). The Preferred Stock is convertible into common stock of the Company in three tranches of 100,000 shares each (referred to as the L-1, L-2 and L-3 Preferred Stock, respectively), on the 180th, 270th and 360th day following closing of the merger, respectively; each tranche shall be convertible into 40% of our common stock outstanding on the respective date of conversion. The conversion of the Preferred Stock is subject to the achievement by Old HPI of certain performance benchmarks as defined in the Certificate of Designation of Series L Preferred Stock, including Old HPI’s use of its hydrogen technology to develop prototype generators, with marketable value, for various micro and portable power applications and for various macro power applications such as fuel cells and internal combustion engines. The successful achievement of these benchmarks, and thus the conversion of the Preferred Stock, is determined by us in our sole discretion.

On January 3, 2007, we issued an aggregate of 12,594,622 shares of the Company’s common stock (with an additional 711,431 shares reserved for issuance upon the exercise of outstanding options) to holders of two tranches of the Company’s Series L Convertible Preferred Stock (L-1 and L-2) upon conversion of 100,000 shares of L-1 and 100,000 shares of L-2 Convertible Preferred Stock.

Following the conversion of L-1 and L-2, there are 100,000 shares of L-3 that remain outstanding. In the event all three series of Series L Preferred Stock are converted into our common stock, the former stockholders of Old HPI would own approximately 69% of our common stock on a post-transaction basis (assuming that we do not, prior to the conversion of the L-3 Preferred Stock, issue any additional shares of common stock other than pursuant to conversion of the Series L Preferred Stock). Based upon 28,092,978 shares of our common stock outstanding as of January 30, 2007, we would issue to the former stockholders of Old HPI a total of approximately 24,543,244 shares of our common stock if all of the Series L-1, L-2 and L-3 shares were converted, which includes the 12,594,622 shares already issued under Series L-1 and L-2. As a result, our current stockholders have experienced substantial dilution from the issuance of Series L-1 and L-2 and will experience additional dilution if the Series L-3 Preferred Stock is converted.

The conversion of outstanding convertible notes at prices below the market price of our common stock could cause substantial dilution to our current stockholders and a decrease in the market price of our common stock.

In March 2004, we closed on $5,000,000 of convertible promissory notes (the "Notes") with two financial institutions (the "Lenders"). The Notes carry a stated interest rate of 10% per annum and have a 45-month term. Interest only payments were due April 2004 through June 2004. Beginning in July 2004, principal and interest payments amortize over the remaining 42-month period. The Notes are senior to all other debt of Hydrogen Power and are collateralized by all assets of Chex as defined in the agreements. As described more fully in the “Recent Developments” beginning on page 6 of this prospectus, in December 2006, we amended the terms of the Notes that changed the stated interest rate from 7% to 10% and the default rate of interest from 10% to 13%.

The Notes are convertible into Hydrogen Power common stock at $6.885 per share up to an amount equal to 4.99% of our outstanding common stock. We have the right to make any monthly payment of principal and interest in shares of our common stock. If we exercise our right, the common stock was to be issued based on 85% of the average bid price for 20 trading days prior to the payment due date. During the third quarter of 2006, we agreed with the lender to alter the terms of the optional stock payment provision of the loans given the difficulty of obtaining closing bid prices on non-listed stocks. The payment can now be issued at 80% of the average closing price of our common stock for the three or twenty days immediately prior to the payment date, whichever is lower. The maximum number of shares that can be delivered as payment is to be equal to 10% of the average monthly trading volume for the month prior to the payment due date. The Company may also issue common shares each month in an amount not to exceed 10% of the prior month's total share volume as payment, to be applied to the outstanding principal balance up to a value of $100,000. Certain of these provisions can be, and have been, waived by the lender allowing us to make larger portions of some monthly payments in common stock. During 2005, we issued a total of 207,230 shares of its common stock valued at $863,840 as partial payments to the Lenders, with the other portions paid in cash to the Lenders, resulting in full payment. From January to December 2006, we issued an additional 265,523 shares of our common stock valued at $594,833 as partial payment with the balance of each payment made in cash, resulting in full payment.

As a result of our issuance of common stock in consideration for all or part of the monthly payments on these notes, our stockholders may experience substantial dilution unless we make all of our payments in cash, or the notes are paid in full. Depending on the market price of our common stock at the time of the conversion of these loans, any issuance of common stock at then-below-market prices may cause a decrease in the market price of our common stock.

We have a history of converting certain portions of our outstanding notes payable and other debts to common stock causing dilution to our stockholders.

In the past, we have converted certain notes payable, accounts payable and other liabilities to equity by issuing shares of our common stock. Currently, our board of directors has authorized us to allow the conversion of certain notes and other debts outstanding to equity and be paid in our common stock at prices up to 15% below the current trailing 10 day average closing price. As a result of this policy, our stockholders may experience substantial dilution should we be successful in converting these debts to equity. During the period from October to December 2006, we issued 234,909 shares of our common stock from the conversion of $319,258 in outstanding debt. This amount does not include an additional 100,000 shares issued to our former president and director in December 2006 pursuant to the Letter Agreement as described under “Recent Developments” on page 7 of this prospectus.

The former stockholders of Old HPI generally, and its former majority stockholder specifically, will likely be able to exert significant control over our Company.

Assuming the conversion of all of the Series L Preferred Stock, the former securityholders of Old HPI who presently own approximately 54% of our common stock would hold approximately 69% of our outstanding common stock on a post-transaction basis. Additionally, GHTI, Old HPI’s former majority stockholder, which presently owns approximately 49% of our common stock would beneficially own approximately 63% of our outstanding common stock on a post-transaction basis, and would thus have significant influence and effective control over the management of our business, the election of directors and all matters requiring stockholder approval.

A substantial number of shares will be eligible for future sale by the Old HPI shareholders and the sale of those shares could adversely affect our stock price.

As part of the acquisition agreement with Old HPI, we agreed to register for sale all of the shares of common stock being issued as a result of the Acquisition. As a result, we are registering through this registration statement all of the shares of common stock issued in the HPI transaction that therefore will become eligible for immediate public sale. This could adversely affect the public market for our common stock should a significant portion of these shares be offered for sale at any given time. This could cause a significant decline in the market price for our common stock and therefore affect the value of any of our securities.

RISKS RELATED TO OUR HYDROGEN POWER TECHNOLOGY DEVELOPMENT BUSINESS

Our hydrogen power technology development business has a limited operating history on which to evaluate our business and currently possesses unproven hydrogen generation technology.

Following our acquisition of Old HPI, we are a development stage company that has only completed research and development on our unproven hydrogen power generation technology. Our business plan is subject to significant further product development and there is a lack of meaningful historical financial data that makes it difficult to evaluate its prospects. To the extent that we are able to implement our business plan, our business will be subject to all of the problems that typically affect a business with a limited operating history, such as unanticipated expenses, capital shortfalls, delays in technology development and possible cost overruns. In addition, its hydrogen generation system is an innovative product that has not yet been proven on a commercial scale or introduced to the market.

We may not be able to achieve commercialization of our potential products on the timetable we anticipate, or at all.

We cannot guarantee that we will be able to develop commercially viable hydrogen power generation products on the timetable we anticipate, or at all. The commercialization of hydrogen power generation products require substantial technological advances to improve the efficiency, functionality, durability, reliability, cost and performance of these products and to develop commercial volume manufacturing processes for these products. We cannot guarantee that we will be able to internally develop the technology necessary for commercialization of our hydrogen power generation products, or that we will be able to acquire or license any required technology from third parties. Developing the technology for high-volume commercialization requires substantial capital, and we cannot assure you that we will be able to generate or secure sufficient funding on acceptable terms to pursue commercialization plans. In addition, before any product can be released to market, it must be subjected to numerous field tests. These field tests may encounter problems and delays for a number of reasons, many of which are beyond our control.  If these field tests reveal technical defects or reveal that Hydrogen Power’s potential products do not meet performance goals, including useful life, reliability, and durability, our commercialization schedule could be delayed, and potential purchasers may decline to purchase future systems and products.

The commercialization of our hydrogen power generation systems also depend upon our ability to significantly reduce the costs of these systems and products. We cannot assure you that we will be able to sufficiently reduce the cost of these products without reducing its performance, reliability and durability, which would adversely affect consumers’ willingness to buy future products.

We have no operating revenue to date as a hydrogen technology company and a history of losses. We may be unable to generate sufficient net revenue in the future to achieve or sustain profitability.

As a development stage company, Old HPI experienced operating losses for each quarterly and annual period since its inception in December 2003. It experienced net losses of approximately $2.9 million for the year ended December 31, 2005 and $767,000 for the year ended December 31, 2004. As of December 31, 2005, Old HPI had an accumulated deficit of approximately $3.7 million. We expect our losses and cash expenditures to continue over the next several years as we work to develop commercially viable products based on our hydrogen generation technology.

We cannot assure you that we will be able to successfully execute our business plan.

The execution of our business plan poses many challenges and is based on a number of assumptions.  We cannot assure you that we will be able to successfully execute our business plan. Narrowing the scope of our development activities may not accelerate product commercialization.  If we experience significant cost overruns on any of our product development programs, or if our business plan is more costly than anticipated, certain research and development activities may be delayed or eliminated, resulting in changes or delays to our commercialization plans.

Our failure to obtain necessary additional financing would have a material adverse effect on our business plan and hinder or delay product development.

In order to develop a product or products utilizing our hydrogen power generation technology, we will require substantial additional financing. This financing would likely include equity or debt financing which would likely cause substantial dilution to our current stockholders. We may not be able to obtain such additional equity or debt financing when we need it or at all. Even if such financing is available, it may not be available on terms that are favorable to us or in sufficient amounts to satisfy our requirements. If we require, but are unable to obtain, sufficient additional financing in the future, we may be unable to develop any commercially viable hydrogen generation product, further protect our intellectual property sufficiently, meet customer demand for any products that may be developed or withstand adverse operating results should successful product development occur. More importantly, if we are unable to raise further financing when required, our continued operations may have to be scaled down or even ceased and any ability to generate future revenues would be negatively affected.

Potential fluctuations in our financial and business results makes forecasting difficult and may restrict our access to funding for our commercialization plan.

We expect our operating results to vary significantly from quarter to quarter.  As a result, quarter to quarter comparisons of these operating results are not expected to be meaningful.  Due to our hydrogen power technology business’ stage of development, it is difficult to predict potential future revenues or results of operations accurately.  It is likely that in one or more future quarters our operating results will fall below the expectations of investors or securities analysts.  In addition, investors or security analysts may misunderstand our business decisions or have expectations that are inconsistent with our business plan.  This may result in our business activities not meeting their expectations.  Not meeting investor or security analyst expectations may materially and adversely impact the trading price of our common shares, and increase the cost and restrict our ability to secure required funding to pursue our commercialization plans.

A mass market for our products may never develop or may take longer to develop than we anticipate.

Even if successfully commercialized, our hydrogen power generation systems will result in products sold in markets that are still emerging, and about which little is known. As a result, we do not know whether end-users will want to use those products.  The development of a mass market for our hydrogen power generation technology may be affected by many factors, some of which are beyond our control, including the emergence of newer, more competitive technologies and products, the future cost of raw materials used by our systems, regulatory requirements, consumer perceptions of the safety of any developed products and related fuels, and consumer reluctance to buy a new product.

If a mass market fails to develop or develops more slowly than anticipated, we may be unable to recover the losses it will have incurred in the development of potential products and may never achieve profitability.  In addition, we cannot guarantee that Hydrogen Power will be able to develop, manufacture or market any products if sales levels do not support the continuation of those products.

Regulatory changes could hurt the market for our products.

Changes in existing government regulations and the emergence of new regulations with respect to hydrogen generation systems may hurt the market for any developed products.  Environmental laws and regulations in the U.S. (particularly in California) and other countries have driven interest in vehicular alternate energy systems. We cannot guarantee that these laws and policies will not change.  Changes in these laws and other laws and policies or the failure of these laws and policies to become more widespread could result in consumers abandoning their interest in hydrogen generation systems in favor of alternative technologies.  In addition, as alternative energy products are introduced into the market, the U.S. and other governments may impose burdensome requirements and restrictions on the use of these technologies that could reduce or eliminate demand for some or all of Hydrogen Power’s potential products.

If we fail to protect our intellectual property rights, competitors may be able to use our technology, which could weaken our competitive position, eliminate the potential for future revenue and increase costs.

We believe that our long-term success will depend to a large degree on our ability to protect the proprietary technology that we have licensed or acquired or may develop or acquire in the future. Although we intend to aggressively pursue anyone we reasonably believe is infringing upon our intellectual property rights, initiating and maintaining suits against third parties that may infringe upon those intellectual property rights will require substantial financial resources. We may not have the financial resources to bring such suits and if it does bring such suits, it may not prevail. Regardless of our success in any such actions, we could incur significant expenses in connection with such suits.

Failure to protect our existing intellectual property rights could seriously harm our business and prospects because we believe that developing new systems and products that are unique to us is critical to our success.  We rely on patent, trade secret, trademark and copyright law to protect our intellectual property.  However, some of our intellectual property may not be covered by any patent or patent application, and the patents that we have licensed will eventually expire.  We cannot assure that our present or future issued patents will protect its technology.  Moreover, our patent position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent.  Accordingly, there is no assurance that:

•	any of the patents licensed by us will not be invalidated, circumvented, challenged, rendered unenforceable, or licensed to others; or

•	any potential future patent applications will be issued with the breadth of claim coverage sought by us, if issued at all.

In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in certain countries.

We may also seek to protect our proprietary intellectual property, including intellectual property that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors’ rights agreements with strategic partners and employees.  We can provide no assurance that these agreements will not be breached, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships.

Certain of our intellectual property has been licensed on an exclusive basis, within certain geographical limitations, from third parties who may also license such intellectual property to others, including competitors.  If necessary or desirable, we may seek further licenses under the patents or other intellectual property rights of others.  However, we can give no assurances that we will obtain such licenses or that the terms of any offered licenses will be acceptable to us.  The failure to obtain a license from a third party for intellectual property we use could cause us to incur substantial liabilities and to suspend the development, manufacture or shipment of products or our use of processes requiring the use of such intellectual property.

We may be involved in intellectual property litigation that causes us to incur significant expenses or prevents us from selling any developed products.

We may become subject to lawsuits in which it is alleged that we have infringed the intellectual property rights of others or commence lawsuits against others who we believe are infringing upon our rights.  Involvement in intellectual property litigation could result in significant expense, adversely affecting the development of the challenged product or intellectual property and diverting the efforts of our technical and management personnel, whether or not such litigation is resolved in its favor.  In the event of an adverse outcome as a defendant in any such litigation, we may, among other things, be required to:

•	pay substantial damages;

•	cease the development, manufacture, use, sale or importation of any developed products that infringe upon other patented intellectual property;

•	expend significant resources to develop or acquire non-infringing intellectual property;

•	discontinue processes incorporating infringing technology; or

•	obtain licenses to the infringing intellectual property.

We can provide no assurance that we would be successful in such development or acquisition or that such licenses would be available upon reasonable terms.  Any such development, acquisition or license could require the expenditure of substantial time and other resources and could have a material adverse effect on our business and financial results.

We currently face and will continue to face significant competition.

As alternative energy technologies including hydrogen power generation technologies have the potential to replace existing power products, competition for those products will come from current power technologies, from improvements to current power technologies and from new alternative power technologies, including other types of alternative energy technologies. Each of our target markets is currently serviced by existing manufacturers with existing customers and suppliers. These manufacturers use proven and widely accepted technologies such as internal combustions engines and turbines as well as coal, oil and nuclear powered generators.

Additionally, there are competitors working on developing technologies other than hydrogen power generation systems (such as fuel cells, advanced batteries and hybrid battery/ICEs) in each of our targeted markets.  Some of these technologies are as capable of fulfilling existing and proposed regulatory requirements as hydrogen power technology.

There are many different individuals, institutions and companies across the United States, Canada, Europe and Japan, including corporations, national laboratories and universities that are actively engaged in the development and manufacture of alternative energy technologies including hydrogen generation technologies.  Each of these competitors has the potential to capture market share in any of our future target markets.

Many of these competitors have substantial financial resources, customer bases, strategic alliances, manufacturing, marketing and sales capabilities, and businesses or other resources which give them significant competitive advantages over Hydrogen Power.

The loss of the services of certain key employees, or the failure to attract additional key individuals, would materially adversely affect our business.

Our success could depend on the continued services of certain research and marketing personnel at our Seattle facility. In addition, our success depends in large part on our ability in the future to attract and retain key management, engineering, scientific, manufacturing and operating personnel.  Recruiting personnel for the hydrogen power industries is highly competitive.  We cannot guarantee that we will be able to attract and retain qualified executive, managerial and technical personnel needed for the development of potential products business.  Our failure to attract or retain qualified personnel could have a material adverse effect on our business.

Hydrogen products use inherently dangerous, flammable fuels, which could subject our business to product liability claims.

Our technology exposes us to potential product liability claims that are inherent in hydrogen and products that use hydrogen.  Hydrogen is a flammable gas and therefore a potentially dangerous product.  Any accidents involving our technology or future products or other hydrogen-based products could materially impede widespread market acceptance and demand for hydrogen energy products.  In addition, we may be held responsible for damages beyond the scope any insurance coverage.  We also cannot predict whether we will be able to maintain any necessary insurance coverage on acceptable terms.

RISKS RELATED TO THE BUSINESS OF OUR MAJORITY-OWNED SUBSIDIARY FASTFUNDS FINANCIAL CORPORATION:

FastFunds has no significant operating business.

In January 2006, FastFunds sold substantially all of its operating business, owned by Chex, to Game Financial Corporation and therefore currently has no significant operating business.

Chex is a guarantor of certain debt of the Company, and FastFunds’ entire investment in Chex (i.e., its ownership of all outstanding Chex Services, Inc. stock) is subject to a security interest securing such obligation. Furthermore, all of the assets of Chex are subject to a security interest for the same debt.

In March 2004, the Company (then the parent company of Chex) closed on $5 million of debt financing and issued convertible promissory notes in that principal amount to two financial institutions. The proceeds from the promissory notes were immediately thereafter loaned to Chex. These promissory notes carry a stated interest rate of 10% per annum and have a 45-month term. From April 2004 through June 2004 only interest payments were due. Beginning in July 2004, principal and interest payments began to amortize over the remaining 42-month period. The promissory notes are collateralized, among other things, by all of the assets of Chex, and by the FastFunds common stock owned by the Company. In conjunction with the Asset Sale, the holders of the promissory notes consented to the sale of assets that secured their notes. Accordingly, if we default on the obligations specified under the promissory notes, and if Chex cannot cure such defaults, FastFunds’ remaining assets could be lost.

FastFunds’ balance sheet contains certain promissory notes receivable and advances, which may not be collectible.

Included among FastFunds’ balance sheet as of September 30, 2006, are promissory notes, advances and interest receivable whose carrying value aggregate to $519,892. Among these notes are various promissory notes and advances due including a $205,000 receivable from Equitex 2000, Inc., an affiliate of the Company. Interest receivable on all of these notes and advances is $63,392. As of September 30, 2006, a valuation allowance for the full amount these notes and interest has been recorded. There can be no assurance that FastFunds will be able to collect any of these amounts.

There are currently outstanding securities convertible into or exchangeable for an aggregate of 2,835,280 shares of FastFunds common stock which, if converted or exchanged, will substantially dilute FastFunds’ existing stockholders.

FastFunds currently has outstanding notes and securities convertible into or exchangeable for an aggregate of 2,835,280 shares of common stock under certain conditions. In addition, the effective conversion and exercise prices of certain of these securities are significantly lower than the current market value of FastFunds’ common stock. If these securities are converted into or exchanged for common stock, their issuance would have a substantial dilutive effect on the percentage ownership of FastFunds’ current stockholders. These securities consist of: (i) outstanding warrants to purchase an aggregate of 415,000 shares of FastFunds common stock at a purchase price of $0.10 per share, which were originally issued to the Company in connection with the merger; (ii) options to purchase 385,000 shares of FastFunds common stock at $1.10 per share; and (iii) warrants to purchase an aggregate of 2,035,280 shares of FastFunds common stock at a weighted average purchase price of approximately $1.38 per share.

FastFunds’ common stock trades only in an illiquid trading market, which generally results in lower prices for FastFunds’ common stock.

Trading of FastFunds’ common stock is conducted on the Over-The-Counter Bulletin Board. This has an adverse effect on the liquidity of the common stock, not only in terms of the number of shares that can be bought and sold at a given price, but also through delays in the timing of transactions and the lack of security analysts’ and the media’s coverage of FastFunds and its common stock. This may result in lower prices for the common stock than might otherwise be obtained and could also result in a larger spread between the bid and asked prices for the common stock thus affecting the value of the FastFunds shares owned by us.

FastFunds has not paid dividends to date, and has no intention of paying dividends to stockholders.

To date, FastFunds has not paid any cash dividends and does not anticipate the payment of cash dividends in the foreseeable future. Accordingly, the only return on an investment in FastFunds’ common stock, if any, may occur upon a subsequent sale of the shares of common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents that are incorporated by reference into this prospectus, contain forward-looking statements regarding our plans, expectations, estimates and beliefs. Forward-looking statements in this prospectus are typically identified by words such as “believes,” “anticipates,” “estimates,” “expects,” “intends,” “will,” “may” and other similar expressions. These forward-looking statements may include, among other things, projections of our future financial performance, our anticipated growth and anticipated trends in our businesses. These statements reflect our current expectations or beliefs, and are subject to risks and uncertainties that could cause actual results or events to vary from stated expectations, which could be material and adverse. Given that circumstances may change, and new risks to the business may emerge from time to time, having the potential to negatively impact our business in ways we could not anticipate at the time of making a forward-looking statement, you are cautioned not to place undue reliance on these statements, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The important factors that could cause our results to differ include those identified in this prospectus and in any applicable prospectus supplement under the section entitled “Risk Factors,” those discussed in the Annual Report on Form 10-K for our fiscal year ended December 31, 2005, and similar sections in the other documents incorporated into this prospectus by reference. We encourage you to read these sections and documents carefully.

SUPPLEMENTARY FINANCIAL DATA

The following table contains selected summary financial data of the Company for the previous five years. On August 6, 2001, we completed the distribution of all of our assets to Equitex 2000, and Equitex 2000 assumed all of our liabilities. Immediately following this transaction, we completed the acquisitions of Key Financial Systems and Nova Financial Systems, which were recorded as reverse acquisitions. The selected financial data presented for the year ended December 31, 2001 are those of Key Financial Systems and Nova Financial Systems presented on a consolidated basis with those of Equitex for the period from August 6, 2001 through December 31, 2001 as well as those of Chex Services for the month of December 2001. In the fourth quarter of 2003, Key Financial Systems ceased “run-off” operations. In January 2006, FastFunds sold substantially all of its operating assets. Accordingly, the Key Financial Systems and FastFunds operations for all periods are presented into a one-line presentation and are included in “Income (loss) from discontinued operations.” On March 16, 2006, the Company acquired Hydrogen Power, Inc. and accordingly the unaudited financial results of HPI beginning March 16, 2006 are included in the unaudited nine months ended September 30, 2006 results below.

In light of the foregoing, and as a result of the sale of substantially all of Chex’s assets in January 2006, the historical data presented below is not indicative of future results. You should read this information in conjunction with the audited consolidated/combined financial statements of the Company, including the notes to those statements (Item 8), and “Management’s Discussion and Analysis of Financial Conditions and Results of Operations (Item 7), that are contained in our annual report on Form 10-K for the year ended December 31, 2005, and our quarterly report on Form 10-Q for the quarter ended September 30, 2006. In the opinion of management, the interim consolidated financial information reflects all adjustments of a normal recurring nature necessary for a fair statement of our financial position and results of operations at the dates and for the periods indicated. The unaudited results of operations for the nine months ended September 30, 2006 may not be indicative of the results to be expected for the year ending December 31, 2006 or any other interim period.

	Nine months ended		Fiscal Year Ended
	September 30, 2005	September 30, 2006	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2001
	(Unaudited)	(Unaudited)

Revenues	$159,573	$97,731	$196,899	$260,256	$415,253	$881,577	$1,771,319
Loss from continuing operations	(4,232,179)	(6,340,280)	(2,590,433)	(2,846,360)	(4,303,600)	(3,053,820)	(2,153,693)
Gain (loss) from discontinued operations, net of income taxes	(3,854,221)	129,076	(6,251,804)	(4,611,623)	(273,625)	(1,265,180)	1,122,324
Net loss	(8,086,400)	(6,211,204)	(8,842,237)	(7,457,983)	(4,577,225)	(4,319,000)	(1,031,369)
Net loss applicable to common stockholders	(8,511,766)	(7,999,204)	(9,474,325)	(7,684,023)	(5,156,075)	(4,439,580)	(4,196,369)
Basic & diluted net income (loss) per common share:
Continuing operations	(0.72)	(0.73)	(0.47)	(0.54)	(1.00)	(0.84)	(2.45)
Discontinued operations	(0.59)	0.01	(0.92)	(0.82)	(0.06)	(0.33)	(0.52)
Total assets	23,109,851	28,126,555	29,553,148	24,217,706	26,257,750	27,431,748	35,349,155
Total long-term liabilities	2,425,442	377,970	4,975,423	3,044,016	37,243	240,629	232,200
Convertible preferred stock	3,055,000	1,144,000	2,544,000	2,378,000	2,378,000	4,015,000	4,285,000
Cash dividends	-	-	-	-	-	-	2,000,000

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This section discusses the principles underlying our executive compensation decisions and the most important factors relevant to an analysis of these decisions. It provides information regarding the manner and context in which compensation is awarded to and earned by our executive officers, and places in perspective the data presented in the tables and other quantitative information that follows this section.

Our compensation of executives is designed to attract, as needed, individuals with the skills necessary for us to achieve our business goals, to reward those individuals fairly over time, and to retain those individuals who continue to perform at or above our expectations. Our executives’ compensation generally has three primary components—salary, a yearly cash incentive bonus, and stock option awards. In addition, we provide our executives with benefits that are generally available to our salaried employees. We fix the base salary of each of our executives at a level we believe enables us to hire and retain individuals in a competitive environment and rewards satisfactory individual performance and a satisfactory level of contribution to our overall business goals. We also take into account the base salaries paid by similarly situated companies and the base salaries of other private and public companies with which we believe we generally compete for talent. In the past, we have certain executive compensation consultants as part of making a crucial executive hiring or compensation decision. We do not retain experts or consultants with every decision we make regarding executive compensation. We have and may continue to design cash incentive bonuses for certain of our executives to focus them on achieving key operational and/or financial objectives within a defined time horizon. We use stock options to reward long-term performance; these options are intended to produce significant value for each executive if the Company’s performance is outstanding and if the executive has an extended tenure.

We view the three components of our executive compensation as related but distinct. Although our compensation committee does review total compensation, we do not believe that significant compensation derived from one component of compensation should negate or reduce compensation from other components. We determine the appropriate level for each compensation component based in part, but not exclusively, on our view of internal equity and consistency, individual performance and other information we deem relevant. We believe that, as is common in the alternative energy industry sector, stock option awards are the primary motivator in attracting and retaining executives, and that salary and cash incentive bonuses are secondary considerations. Except as described below, our compensation committee has not adopted any formal or informal policies or guidelines for allocating compensation between long-term and currently paid-out compensation, between cash and non-cash compensation, or among different forms of compensation. This is due to the small size of our executive team and the need to tailor each executive’s award to attract and retain that executive.

Our compensation committee’s current intent is to perform annually a strategic review of our executive officers’ cash compensation and share and option holdings to determine whether they provide adequate incentives and motivation to our executive officers and whether they adequately compensate our executive officers relative to comparable officers in other companies. Compensation committee meetings typically have included, for all or a portion of each meeting, not only the committee members but also our President and Chief Executive Officer and our Chief Financial Officer. For compensation decisions, including decisions regarding the grant of equity compensation relating to executive officers (other than our President and Chief Executive Officer), the compensation committee typically considers the recommendations of our President and Chief Executive Officer.

We account for the equity compensation expense for our employees under the rules of SFAS 123R, which requires us to estimate and record an expense for each award of equity compensation over the service period of the award. Accounting rules also require us to record cash compensation as an expense at the time the obligation is accrued. Until we achieve sustained profitability, the availability to us of a tax deduction for compensation expense is not material to our financial position. We structure cash incentive bonus compensation so that it is taxable to our employees at the time it becomes available to them. It is not anticipated that any executive officer’s annual cash compensation will exceed $1 million, and the Company has accordingly not made any plans to qualify for any compensation deductions under Section 162(m) of the Internal Revenue Code.

Equity Compensation

All option grants made during fiscal year 2006 were made at what our board of directors determined to be the fair market value of our common stock on the respective grant dates. The value of the shares subject to our 2006 option grants to executive officers is reflected in the “Summary Compensation Table” and “Grants of Plan-Based Awards” tables below.

We do not have any program, plan or obligation that requires us to grant equity compensation to any executive on specified dates. The authority to make equity grants to executive officers rests with our compensation committee (subject to ratification by the full board of directors), although, as noted above, the compensation committee does consider the recommendations of its President and Chief Executive Officer in setting the compensation of our other executives.

Cash Incentive Bonuses

In June 2003, the compensation committee adopted a bonus plan effective June 1, 2003, pursuant to which Mr. Henry Fong, then our President, Chief Executive Officer, Treasurer and Chief Financial Officer, was eligible to receive a bonus to be calculated quarterly based on five percent of the increase in the market value of our common stock as described above. If there was a negative computation in any given quarter, no bonus was accrued and that negative amount was carried forward to offset the subsequent quarter's bonus during the fiscal year. Negative amounts were not accumulated nor carried into subsequent fiscal years. This bonus totaled $0 in 2006, $537,558 in 2005, and $0 in 2004.

Severance and Change-in-Control Benefits

During 2006, none of our executives had employment agreements and therefore had we had no provision for mandatory severance benefits in the event of a termination or change of control of the Company.

Other Benefits

Our executives are eligible to participate in all of our employee benefit plans, such as medical, dental, vision, group life and disability insurance, in each case on the same basis as our other employees. There were no special benefits or perquisites provided to any executive officer in 2006. During the period from January to September 2006, Mr. Thomas B. Olson, our Corporate Secretary, was provided use of a Company owned vehicle. In September 2006, we awarded the vehicle valued at $34,880 to Mr. Olson as a one-time bonus payment and transferred ownership to him at that time.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqual-ified Deferred Compen-sation Earnings ($)	All Other Compen-sation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Henry Fong President, Treasurer and Chief Financial Officer	2006	$192,500	$0	$0	$146,900 (2)	$0	$0	$0	$339,400
Thomas B. Olson Secretary	2006	$54,625	$34,880 (1)	$0	$73,450 (2)	$0	$0	$0	$162,955
__________

(1)	One-time payment in the form of an automobile with a fair value of $34,880.
(2)
Includes 100,000 five-year options granted to Mr. Fong and 50,000 five year options granted to Mr. Olson each with an exercise price of $1.60 per share (the market value of the common stock on the date of the grant). These options were valued using the Black-Scholes option value model with a five year assumed life resulting in a calculated option value of $1.469 per share.

Employment Agreements

During 2006, none of our executives had employment agreements. Mr. Henry Fong served as our President and received an annual salary of $192,500 in the year ended December 31, 2006. Mr. Fong received an annual salary of $210,000 in each of the years ended December 31, 2005 and 2004. Mr. Thomas B. Olson served as our Corporate Secretary and received and annual salary of $54,625 in the year ended December 31, 2006. Mr. Olson received an annual salary of $57,000 in each of the years ended December 31, 2005 and 2004.

In January 1998, the Compensation Committee of our Board of Directors retained an independent consultant to review the Mr. Fong’s compensation. As a result of that review, a compensation arrangement was instituted based on recommendations made by the independent consultant. In addition to Mr. Fong’s annual salary, beginning January 1, 1998 and ended June 30, 2001, Mr. Fong received an annual bonus equaling one percent of our total assets combined with five percent of the increase in the market value of our common stock, excluding shares owned by him, calculated quarterly from January 1 to December 31 of any fiscal year. If there was a negative computation in any given quarter, no bonus was accrued and that negative amount was carried forward to offset the subsequent quarter's bonus during the fiscal year. Negative amounts were not accumulated nor carried into subsequent fiscal years. Following our acquisition of Nova Financial Systems and Key Financial Systems in August 2001, Mr. Fong, in consultation with the Compensation Committee, agreed to end the bonus plan beginning July 1, 2001 through December 31, 2002. In June 2003, the Compensation Committee reviewed Mr. Fong’s compensation arrangement and reinstituted the bonus plan effective June 1, 2003, for a bonus to be calculated quarterly based on five percent of the increase in the market value of our common stock as described above. This bonus totaled $0 in 2006, $537,558 in 2005, and $0 in 2004.

In addition to his cash compensation for the year ended December 31, 2006, Mr. Fong received 100,000 stock options under our 2005 Stock Option Plan approved by our stockholders. In addition, Mr. Fong received 92,157 shares of common stock under our 2005 Stock Option Plan in payment for outstanding fees from our subsidiary Denaris Corporation, accrued rent to an affiliate wholly-owned by Mr. Fong, and payroll payable totaling $117,500. Pursuant to the provisions of the 2005 Stock Option Plan, these shares were issued at $1.275 per share, which was 85% of the market value of $1.50 on the date of issuance. Mr. Fong also received in December 2006 13,337 restricted shares of our common stock in payment for loans made to the Company in the amount of $16,756. These shares were issued at $1.26 per share which was an 85% discount to the average closing price of our common stock of $1.48 for the ten trading days preceding the conversion. In December 2005, and under the 2005 Stock Option plan, Mr. Fong received 50,000 shares of common stock in lieu of cash payment for $255,500 of accrued bonuses payable. In the year ended December 31, 2004, Mr. Fong received a grant of 75,000 stock options.

In addition to his cash compensation for the year ended December 31, 2006, Mr. Olson received 50,000 stock options under our 2005 Stock Option Plan approved by our stockholders. In December 2006, Mr. Olson received 11,765 shares of common stock under our 2005 Stock Option Plan in payment for outstanding fees from our subsidiary Denaris Corporation. Pursuant to the provisions of the 2005 Stock Option Plan, these shares were issued at $1.275 per share, which was 85% of the market value of $1.50 on the date of issuance.

During Mr. Fong and Mr. Olson’s tenure as our President and Chief Executive Officer, and Corporate Secretary, respectively, we had no retirement or pension plan for them.

On January 2, 2007, Mr. Fong resigned his positions as the Company’s President, Chief Executive Officer, Treasurer and Chief Financial Officer. Although the Company did not make any severance payments to Mr. Fong in connection with his departure, the Company did settle outstanding liabilities including accrued payroll, accrued rent, and loans owed to Mr. Fong and certain affiliates, in the aggregate amount of $653,500, by (i) paying Mr. Fong a cash payment of $162,500, (ii) delivering Mr. Fong a promissory note in the amount of $37,500, (iii) issuing Mr. Fong 100,000 shares of common stock with resale registration rights. In addition, the Company entered into a Consulting Agreement with HF Services LLC, an affiliate of Henry Fong and Thomas Olson. Under the Consulting Agreement, HF Services will provide certain services related to corporate matters and public-reporting company matters for a term of one year in consideration of payments of $20,000 per month.

Grant of Plan-Based Awards

The following table sets forth each equity award granted to the Company’s named executive officers during the year ended December 31, 2006.

Name	Grant Date	Estimated Future Payouts under Non-Equity Incentive Plan Awards (Target)	Estimated Future Payouts under Equity Incentive Plan Awards (Target)	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock Option Awards ($) (1)
(a)	(b)	(c)	(d)	(e)	(f)	(g)
Henry Fong	9/25/06	0	0	100,000	$1.60	$146,900
Thomas B. Olson	9/25/06	0	0	50,000	1.60	$73,450
_____________
(1) Represents the fair value of each stock option as of the date it was granted, in accordance with SFAS 123(R) and using a Black-Scholes valuation model.

Outstanding Equity Awards at Fiscal Year-End Table

The following table sets forth information regarding each unexercised option held by each of our named executive officers as of December 31, 2006.

	Option Awards					Stock Awards
Name	Number of Securities Under-lying Unexer-cised Options (#) Exer-cisable	Number of Securities Under-lying Unexer-cised Options (#) Unexer-cisable	Equity Incentive Plan Awards: Number of Securities Under-lying Unexer-cised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Securities That Have Not Vested (#)	Market Value of Securities That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Securities or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Securities or Other Rights That Have Not Vested ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Henry Fong	54,667 75,000 100,000	0	0	$6.18 $5.10 $1.60	6/20/2008 7/14/2009 9/25/2011	0	$0	0	$0
Thomas B. Olson	16,667 19,167 50,000	0	0	$6.18 $5.10 $1.60	6/20/2008 7/14/2009 9/25/2011	0	$0	0	$0

Option Exercises and Stock Vested Table

The following table shows the number of shares acquired upon exercise of options by each named executive officer during the year ended December 31, 2006 and the number of shares of restricted stock held by each named executive officer that vested during the year ended December 31, 2006.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
(a)	(b)	(c)	(d)	(e)
Henry Fong	0	0	0	0
Thomas B. Olson	0	0	0	0

Severance and Change-in-Control Arrangements

On January 2, 2007, Mr. Fong resigned his positions as the Company’s President, Chief Executive Officer, Treasurer and Chief Financial Officer. Although the Company did not make any severance payments to Mr. Fong in connection with his departure, the Company did settle outstanding liabilities owed to Mr. Fong and certain affiliates, in the aggregate amount of $653,500, by (i) paying Mr. Fong a cash payment of $162,500, (ii) delivering Mr. Fong a promissory note in the amount of $37,500, (iii) issuing Mr. Fong 100,000 shares of common stock with resale registration rights. In addition, the Company entered into a Consulting Agreement with HF Services LLC, an affiliate of Henry Fong. Under the Consulting Agreement, HF Services will provide certain services related to corporate matters and public-reporting company matters for a term of one year in consideration of payments of $20,000 per month.

On January 3, 2007, a $71,000 severance payment was made to Mr. Olson, who remains as Corporate Secretary of the Company, pursuant to his termination as an employee of the Company.

Non-Qualified Deferred Compensation Plans

We have no non-qualified deferred compensation plans currently in effect.

Director Compensation

The following table shows the compensation earned by each of our non-officer directors for the year ended December 31, 2006.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($) (3)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings	All Other Compensation	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Michael Casazza (1)	$6,500	0	$50,520	0	0	0	$57,020
Russell Casement (2)	$28,731	0	$146,900	0	0	0	$175,631
Aaron Grunfeld (2)	$28,731	0	$146,900	0	0	0	$175,631
Joseph Hovorka (2)	$22,985	0	$36,725	0	0	0	$59,710
_________
(1)	Mr. Casazza resigned from our board of directors on June 16, 2006.

(2)	Messrs. Casement, Grunfeld and Hovorka resigned from our board of directors on December 30, 2006.
(3)
Represents the fair value of each stock option as of the date it was granted (September 25, 2006), in accordance with SFAS 123(R) and using a Black-Scholes valuation model. Includes 100,000 five-year options granted to Dr. Casement and Mr. Grunfeld, and 25,000 five year options granted to Mr. Hovorka; each with an exercise price of $1.60 per share (the market value of the common stock on the date of the grant). The fair value was calculated using the Black-Scholes valuation model with a five year assumed life resulting in a calculated option value of $1.469 per share.

Prior to 2006, each member of our Board of Directors received $10,000 per year payable monthly and $500 for each Board of Director’s meeting attended either in person or by telephone. Members of the Board of Directors also receive reimbursement for expenses incurred in attending board meetings.

In August 2006, our board of directors evaluated the compensation structure for non-officer directors which had not been adjusted for over ten years. Accordingly, the board voted to amend such compensation to an amount equal to 80% of the annual Consumer Price Index adjustment from the period from 1996 through 2005. This resulted in an adjustment of the annual fee paid to each non-officer director from $10,000 to $12,240 for the year ended December 31, 2006. The board also authorized a one-time fee equal to the amount the annual fee would have been adjusted based on 80% of the annual Consumer Price Index adjustment for the years 1996 through 2006. As both Dr. Casement and Mr. Grunfeld had been continuous members of our board of directors over that ten year period, this amounted to a one-time payment of $11,491. The board authorized an amount equal to one-half that amount, or $5,745, for Mr. Hovorka in recognition of his service to the Company.

In accordance with the terms of our 2005 Stock Option Plan, each member of our board of directors converted a portion of their fees earned in 2006 to restricted shares of our common stock in lieu of cash payment. As allowed for in the Plan, these shares were issued at a per share value of $1.275, which was 85% of the market value of $1.50 on the date of issuance. Mr. Casazza converted $3,000 in fees and received 2,353 shares, Dr. Casement $18,231 in fees and received 14,299 shares, Mr. Grunfeld $18,231 in fees and received 14,299 shares, and Mr. Hovorka converted $12,485 in fees and received 9,792 shares.

Limitation of Liability and Indemnification of Officers and Directors

Our certificate of incorporation and bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on behalf of us. In addition, our certificate of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their actions as directors.

In addition, on December 29, 2006, we adopted an Indemnity Policy applicable to our directors and officers. Under the policy, we are required to indemnify each director and officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or officer. We will not, however, be obligated to provide indemnification under the Indemnity Policy:

A.
to the extent that payment is actually made to a director under any insurance policy, or is made to a director by either the Company or its affiliates otherwise than pursuant to the Indemnity Policy (notwithstanding the availability of insurance, a director also may claim indemnification from the Company under the Indemnity Policy by assigning to the Company any claims under such insurance to the extent such director is paid by the Company)

B.	for liabilities in connection with proceedings settled without the Company’s consent, which consent, however, shall not be unreasonably withheld, or

C.	to the extent it would be otherwise prohibited by law, if so established by a judgment or other final adjudication adverse to a director.

At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees or agents in which any indemnification would be required or permitted.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transactions with Henry Fong

On January 2, 2007, Mr. Henry Fong resigned his positions as the Company’s President, Chief Executive Officer, Treasurer and Chief Financial Officer. Although the Company did not make any severance payments to Mr. Fong in connection with his departure, the Company did settle outstanding liabilities including accrued payroll, accrued rent, and loans owed to Mr. Fong and Beacon Investments, Inc. and Gulfstream Financial Partners, LLC (both of which are affiliates of Mr. Fong), in the aggregate amount of $653,500, by (i) paying Mr. Fong a cash payment of $162,500, (ii) delivering Mr. Fong a promissory note in the amount of $37,500, (iii) issuing Mr. Fong 100,000 shares of common stock with resale registration rights. In addition, the Company entered into a Consulting Agreement with HF Services LLC, an affiliate of Henry Fong. Under the Consulting Agreement, HF Services will provide certain services related to corporate matters and public-reporting company matters for a term of one year in consideration of payments of $20,000 per month. HF Services is also an affiliate of Thomas B. Olson, the Company’s Secretary.

During 2006, we leased approximately 1,800 square feet of office space in Greenwood Executive Park, 6400 South Quebec, Englewood, Colorado from Beacon Investments, a partnership in which our President is the sole partner, on terms comparable to the existing market for similar facilities.

During 2005, Mr. Fong and Gulfstream Financial Partners loaned us a total of $346,000, of which $111,000 was repaid during 2005 leaving a principal balance due of $235,000 at December 31, 2005. During 2006, Mr. Fong and Gulfstream loaned us an additional $66,756. These loans were due on demand and carried an interest rate of 8%. Of the $301,756 in total notes payable, $282,291 was repaid in cash, $16,756 was repaid in our restricted common stock, and $2,709 was repaid in connection with the settlement paid to Mr. Fong in cash and stock on January 2, 2007.

Transactions with Directors

In September 2005, we initiated an assignment of $360,000 in promissory notes to a corporation that is owned by a former director, Michael S. Casazza, in exchange for a promissory note to the corporation that was due December 9, 2005, and which carried annual interest at 10%. The assigned notes were originally 90-day notes bearing interest rates ranging from 22% to 24% per annum and also required an origination fee of between 5 1/2% to 6% to be paid along with principal and accrued interest on the due date. All of the aforementioned notes were repaid in February 2006.

Indemnity Policy

On December 29, 2006, the Company adopted an Indemnity Policy applicable to our directors and officers. Under the policy, we are required to indemnify each director and officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or officer. For more information, please refer to “Executive Compensation - Limitation of Liability and Indemnification of Officers and Directors.”

USE OF PROCEEDS

We will not receive any proceeds from the sale of common stock by the selling stockholders pursuant to this prospectus. We would receive gross proceeds in the approximate amount of $5,488,055 assuming the exercise of all warrants of which the underlying common stock are being offered hereby.

The selling securityholders will receive all proceeds from the sales of these shares, and they will pay any and all expenses incurred by them for brokerage, accounting or tax services (or any other expenses incurred by them in disposing of their shares).

SELLING SECURITYHOLDERS

This prospectus relates to the resale by the selling securityholders identified below of up to 2,630,838 shares of our common stock, including 1,741,091 shares of common stock issuable upon the exercise of certain warrants.

The following table lists, to our knowledge, certain information about the selling securityholders as of January 30, 2007. Except as indicated in the table and accompanying footnotes, the selling securityholders are offering all of the shares of common stock owned by them or issuable to them upon the exercise of the warrants. We will not receive any proceeds from the sale of the common stock by these selling securityholders. Notwithstanding the foregoing, we do not know when or in what amounts the selling securityholders may offer shares for resale. The selling securityholders may not sell any or all of the shares offered by them for resale under this prospectus. For this reason, we cannot estimate with any certainty the number of shares that will be held by the selling securityholders after completion of this offering. For purposes of the following table, however, we have assumed that, after completion of this offering, the selling securityholders will no longer hold any of the shares offered for resale under this prospectus.

Name of Selling Securityholder (1)	Shares of common stock owned prior to this offering (2)	Percent of outstanding common stock owned by security-holder before this offering (3)	Shares of common stock issued and issuable upon exercise of warrants	Total shares of common stock to be offered for security- holder’s account	Amount of common stock owned by security-holder after this offering (4)	Percent of outstanding common stock owned by security-holder after this offering (3)(4)

Theodore H. Swindells	54,000	0.19%	0	54,000	0	0.00%
Mark Savage	6,000	0.02%	0	6,000	0	0.00%
Daniel Ryweck	3,000	0.01%	0	3,000	0	0.00%
Paul A. Moore	35,550	0.13%	0	30,550	5,000	0.04%
Kathy Moore	13,500	0.05%	0	13,500	0	0.00%
Kevin F. Flynn, Trustee of the Kevin F. Flynn June 1992 Non-Exempt Trust	31,500	0.11%	0	31,500	0	0.00%
Fritz Voelker (5)	69,673	0.25%	1,406	22,218	47,455	0.35%
Jon Eric Landry	12,600	0.04%	0	12,600	0	0.00%
Colin P Markey	9,950	0.04%	0	9,950	0	0.00%
Sherie Swiontek	900	*	0	900	0	0.00%
Chip A. Rice (6)	67,706	0.24%	22,500	22,500	45,206	0.33%
Goben Enterprises LP (7)	216,970	0.77%	37,500	42,081	174,889	1.28%
Bill Koonar	20,000	0.07%	10,000	20,000	0	0.00%

Name of Selling Securityholder (1)	Shares of common stock owned prior to this offering (2)	Percent of outstanding common stock owned by security-holder before this offering (3)	Shares of common stock issued and issuable upon exercise of warrants	Total shares of common stock to be offered for security- holder’s account	Amount of common stock owned by security-holder after this offering (4)	Percent of outstanding common stock owned by security-holder after this offering (3)(4)

The John Volken Foundation	100,000	0.36%	50,000	100,000	0	0.00%
Daniel Boyle	3,163	0.01%	1,054	3,163	0	0.00%
Stubbvo Partners (8)	36,911	0.13%	12,304	36,911	0	0.00%
Moody Revocable Trust (9)	10,544	0.04%	3,515	10,544	0	0.00%
Robert Koch	8,435	0.03%	2,812	8,435	0	0.00%
Global Hydrofuel Technology, Inc. (10)	13,605,698	48.43%	0	320,000	13,285,698	47.29%
Dil Gujral (11)	598,650	2.13%	0	93,764	504,866	1.80%
Aton Select Fund Limited (12)	2,708,170	9.64%	1,600,000	1,663,930	1,044,240	3.52%
Rahn & Bodmer	190,480	0.68%	0	29,834	160,646	0.57%
Kanwaljit S. Sachdeva	29,611	0.11%	0	4,646	25,015	0.09%
Tony Ciolfitto	5,987	0.02%	0	938	5,049	0.02%
Peter Schwarz	40,544	0.14%	0	6,350	34,194	0.12%
James H. Diffendorfer	27,211	0.10%	0	4,262	22,949	0.08%
Claire Spencer	27,211	0.10%	0	4,262	22,949	0.08%
Grace Capital (13)	75,000	0.27%	0	75,000	0	0.00%

TOTALS	18,009,014		1,741,091	2,630,838	15,378,176
_______________
* Represents less than one-tenth of one percent.

(1) The term “selling securityholder” as used throughout this prospectus includes donees, pledges, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling securityholder as a gift, pledge, partnership distribution or other non-sale related transfer.

(2)  Includes shares of common stock that are issued or issuable upon the conversion of promissory notes and the exercise of warrants that are set forth in the table with respect to such selling securityholder. For purposes of the selling securityholder table and consistent with SEC rules, beneficial ownership includes any shares as to which a stockholder has sole or shared voting power or investment power, and also any shares which a securityholder has the right to acquire within 60 days of the date hereof, through the exercise or conversion of any stock option, convertible security, warrant or other right. The indication herein that shares are beneficially owned does not constitute an admission on the part of the securityholder that he, she or it is a direct or indirect beneficial owner of those shares.

(3)  Based on 28,092,978 shares outstanding as of January 30, 2007.

(4) Assumes the sale of all of the shares of common stock offered by each selling Securityholders pursuant to this prospectus.

(5) Includes 24,607 shares of common stock and 12,304 shares of common stock issuable upon conversion of warrants owned by Stubbvo Partners as well as 7,029 shares of common stock and 3,515 shares of common stock issuable upon conversion of warrants owned by Moody Revocable Trust.

(6) Includes 45,206 shares owned jointly by Chip Rice with William Rice.

(7) Mr. Gary Benson, general partner, holds dispositive powers for these shares.

(8) Mr. Fritz Voelker, manager, holds dispositive powers for these shares.

(9) Mr. Fritz Voelker, trustee, holds dispositive powers for these shares.

(10) Mrs. Jagdish Gujral, majority shareholder, holds dispositive powers for these shares. Mrs. Gujral is the spouse of Mr. Dil Gujral and each disclaim beneficial ownership of the other’s shares since they have the right to vote their shares independently. Global Hydrofuel Technology, Inc. is an “underwriter” within the meaning of Section 2(11) of the Securities Act for purposes of this offering.

(11) Mr. Dil Gujral is the spouse of Mrs. Jagdish Gujral and may be deemed to beneficially own his wife’s shares indirectly. Both Mr. and Mrs. Gujral disclaim beneficial ownership of the other’s shares since they have the right to vote their shares independently. Mr. Gujral is an “underwriter” within the meaning of Section 2(11) of the Securities Act for purposes of this offering.

(12) Mr. Werner Keicher, director, holds dispositive powers for these shares. Aton Select Fund Limited is an “underwriter” within the meaning of Section 2(11) of the Securities Act for purposes of this offering.

(13) Mr. Ralph Klein, partner, holds dispositive powers for these shares.

PLAN OF DISTRIBUTION

We are registering the shares of common stock offered by this prospectus on behalf of the selling securityholders, as described above under the caption “Selling Securityholders.” As used in this prospectus, “selling securityholders” includes donees, pledges, transferees and other successors in interest who are selling shares received from the selling securityholders listed herein after the date of this prospectus (whether as a gift, pledge, partnership distribution or other form of non-sale related transfer), but only after a post-effective amendment or prospectus supplement has been filed by the Company that names such donee, pledge, transferee or other successor in interest as a selling securityholder under this prospectus. All costs, expenses and fees in connection with the registration of the shares of common stock offered hereby will be borne by the Company. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares of common stock will be borne by the selling securityholders.

The selling securityholders may, from time to time in one or more types of transactions (which may include block transactions), effect resales of shares of common stock offered hereby:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with a selling securityholder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling securityholders may effect sales of shares of common stock offered hereby at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at privately negotiated prices. Any of these transactions may or may not involve brokers or dealers. Any such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling securityholders and/or the purchaser(s) of shares of common stock for whom those broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The selling securityholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there any underwriter or coordinating broker acting in connection with the proposed sale of shares of common stock by the selling securityholders. In the event any selling securityholder engages a broker-dealer or other person to sell the shares offered hereby, the names of such agents and the compensation arrangements will be disclosed in a post-effective amendment to the registration statement to which this prospectus relates, which must be filed prior to any such sales.

The selling securityholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by him and, if he, she or it defaults in the performance of secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus or other applicable provision of the Securities Act amending the list of selling securityholders to include the pledgee, transferee or other successors in interest as selling securityholders under this prospectus. The selling securityholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling securityholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling securityholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities, which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling securityholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. The selling securityholders reserve the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling securityholders may also resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, as amended, provided that they meets the criteria and conform to the requirements of that rule.

The selling securityholders and any broker-dealers that act in connection with the sale of securities might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the securities sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. In addition, each broker-dealer selling for its own account or the account of an affiliate is an “underwriter” under Section 2(11) of the Securities Act. Furthermore, Global Hydro Fuel Technology, Inc., Aton Select Fund Limited and Dil Gujral are “underwriters” under Section 2(11) of the Securities Act for purposes of this offering.

To the extent required, the shares of our common stock to be sold, the name of the selling securityholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling securityholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling securityholders and his affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling securityholders for the purpose of satisfying the prospectus-delivery requirements of the Securities Act. The selling securityholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We are unable to predict the effect which sales of the shares of common stock offered by this prospectus might have upon our ability to raise additional capital.

DESCRIPTION OF SECURITIES

We are registering only shares of common stock pursuant to this prospectus. We are authorized to issue up to 50,000,000 shares of common stock, $.01 par value per share. As of January 30, 2007,

28,092,978 shares of common stock were outstanding. The holders of our common stock: (i) have equal ratable rights among themselves to dividends from funds legally available therefor, when, as and if declared by the board of directors; (ii) are entitled to share ratably in all of the Company’s assets available for distributions to holders of the common stock upon liquidation, dissolution or winding up of the Company’s affairs, subject to any liquidation preferences in favor of issued and outstanding classes of preferred stock; (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking-fund provisions applicable thereto; and (iv) are entitled to one vote per share on all matters submitted to a vote of the shareholders. All outstanding shares of common stock are fully paid and non-assessable, and all shares of common stock offered in the offering, when issued, will be fully paid and non-assessable. The holders of our common stock do not have cumulative-voting rights.

Our board of directors has authority, without any further vote or action by the shareholders, to designate and issue shares in such classes or series (including classes or series of common stock and/or preferred stock) as it deems appropriate and establish the rights, preferences, and privileges of such shares, including dividends, liquidation and voting rights. The rights of holders of classes or series of common stock or preferred stock that may be issued could be superior to the rights of the common stock offered hereby. Our board of directors’ ability to designate and issue shares could impede or deter an unsolicited tender offer or takeover proposal. Further, the issuance of additional shares having preferential rights could adversely affect other rights appurtenant to the common stock offered hereby. Any such issuances will dilute the percentage of ownership interest of investors purchasing shares in this offering and may dilute the book value of the Company.

LEGAL MATTERS

Legal matters in connection with the validity of the shares offered by this prospectus will be passed upon for us by Maslon Edelman Borman & Brand, LLP, Minneapolis, Minnesota.

EXPERTS

The audited consolidated financial statements of Hydrogen Power, Inc. (f/k/a Equitex, Inc. and Hydrogen Power International, Inc.) and subsidiaries included in our Annual Report on Form 10-K for the years ended December 31, 2005, 2004 and 2003 incorporated herein by reference have been so incorporated in reliance upon the report of GHP Horwath, P.C., independent registered public accounting firm, also contained in such Annual Report and incorporated by reference given upon their authority as experts in auditing and accounting.

With respect to our unaudited financial information for the periods ended September 30, 2006 and 2005, June 30, 2006 and 2005, and March 31, 2006 and 2005 included in our quarterly reports on Form 10-Q for the quarters ended September 30, 2006, June 30, 2006 and March 31, 2006, incorporated herein by reference, our independent registered public accounting firm applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States). However, as stated in its separate reports also included in such quarterly reports on Form 10-Q and incorporated by reference herein, our independent registered public accounting firm did not audit and they do not express an opinion on that interim financial information. Because of the limited nature of the review procedures applied, the degree of reliance on their reports on our interim financial information should be restricted. Our independent registered public accounting firm is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on our unaudited interim financial information because those reports are not a “report” or a “part” of the Registration Statement prepared or certified by our independent registered public accounting firm within the meaning of Sections 7 and 11 of the Securities Act of 1933.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We file annual, quarterly and special reports, proxy statements and other information with the SEC. The reports, proxy statements and other information that we file electronically with the SEC are available to the public free of charge over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC, at prescribed rates, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room.

In addition, our most current SEC filings, such as our annual, quarterly and current reports, proxy statements and press releases are available to the public free of charge on our Website, the address of which is http://www.equitex.net. More specifically, our SEC filings are available at http://www.equitex.net/Investor%20Relations.htm. Our website is not intended to be, and is not, a part of this prospectus. We will provide electronic or paper copies of our SEC filings to any stockholder or beneficial owner free of charge upon receipt of a request for any such filing. All requests for our SEC filings should be sent to the attention of Investor Relations at Hydrogen Power, Inc., 7315 East Peakview Avenue, Englewood, Colorado 80111.

As permitted by General Instructions VII. to Form S-1 and Item 12 thereunder, we are “incorporating by reference” into this prospectus certain information we have filed with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below:

•	Annual report on Form 10-K for the year ended December 31, 2005 (including information specifically incorporated by reference into our Form 10-K), filed on April 17, 2006 (1); and

•	Current report on Form 8-K filed on February 6, 2006 (1);

•	Current report on Form 8-K filed on March 20, 2006 (1);

•	Current report on Form 8-K filed on April 4, 2006 (1);

•	Current report on Form 8-K filed on May 16, 2006 (1);

•	Quarterly report on Form 10-Q for the quarter ended March 31, 2006, filed on May 22, 2006 (1);

•	Current report on Form 8-K filed on May 23, 2006 (2);

•	Current report on Form 8-K filed on May 26, 2006 (2); and

•	Amended current report on Form 8-K/A filed on May 30, 2006 (2);

•	Current report on Form 8-K filed on June 22, 2006 (2);

•	Quarterly report on Form 10-Q for the quarter ended June 30, 2006, filed on August 21, 2006 (2);

•	Current report on Form 8-K filed on August 24, 2006 (2); and

•	Current report on Form 8-K filed on September 28, 2006 (3); and

•	Quarterly report on Form 10-Q for the quarter ended September 30, 2006, filed on November 20, 2006 (3); and

•	Current report on Form 8-K filed on January 8, 2007 (3).
    __________________________
(1)	Filed under Equitex, Inc.
(2)	Filed under Hydrogen Power International, Inc.
(3)	Filed under Hydrogen Power, Inc.

In addition to the foregoing, you are urged to review the disclosures under the caption “Recent Developments” in the Prospectus Summary section of this prospectus.

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Pursuant to our certificate of incorporation and bylaws, we may indemnify an officer or director who is made a party to any proceeding, because of his position as such, to the fullest extent authorized by Delaware General Corporation Law, as the same exists or may hereafter be amended. In certain cases, we may advance expenses incurred in defending any such proceeding.

To the extent that indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit or proceeding) is asserted by any of our directors, officers or controlling persons in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of that issue.

PROSPECTUS

FEBRUARY 9, 2007

HYDROGEN POWER, inc.

(Formerly Known as Equitex, Inc. and Hydrogen Power International, Inc.)

2,630,838 shares of common stock